UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)

Apollo Capital Group, Inc.
____________________________________________________
(Name of Issuer)

Common Stock, Par Value $.001
____________________________________________________
(Title of Class of Securities

03763Q-10-3
____________________________________________________
 (CUSIP Number)

April 14, 2010
____________________________________________________
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03763Q-10-3	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eurospaininvest, S.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,000,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 03763Q-10-3	Page 3 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dieter Huhn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,000,000 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,000,000 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0%
12	TYPE OF REPORTING PERSON IN

(1)  Represents shares of common stock held of record by Eurospaininvest, S.L., of which firm the Reporting Person is the majority owner.

CUSIP No. 03763Q-10-3	Page 4 of 6

Item 1.

(a)	Name of Issuer:

Apollo Capital Group, Inc.

(b)	Address of Issuer’s Principal Executive Office:

20900 N.E. 30th Avenue, 8th Floor
Aventura, FL 33180

Item 2.

(a)	Name of Persons Filing:

Eurospaininvest, S.L. Dieter Huhn

(b)	Address of Principal Business Office or, if none, Residence:

Velázques 2-2O E-07002 Palma de Mallorca Balearic Islands, Spain

(c)	Citizenship:

Eurospaininvest, S.L. is a registered company formed under laws of Spain. Mr. Huhn, its majority owner, is a German citizen.

(d)	Title of Class of Securities:

Common Stock, par value $.001

(e)	CUSIP Number:

03763Q-10-3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 03763Q-10-3	Page 5 of 6

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,000,000 (1)

(b)	Percent of class: 12.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,000,000 (1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,000,000 (1)

(iv)	Shared power to dispose or to direct the disposition of: 0
________________
(1)  The shares are held of record by Eurospaininvest, S.L., of which firm Mr. Huhn is the majority owner.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.  Identification and Classification of Members of the Group.

N/A

Item 9.  Notice of Dissolution of Group.

N/A

Item 10.  Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 03763Q-10-3	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

EUROSPAININVEST, S.L.

Dated: April 20, 2010	By:	/s/ Dieter Huhn
Dieter Huhn, Majority Owner

Dated: April 20, 2010	By:	/s/ Dieter Huhn
Dieter Huhn